EXHIBIT 99.52

American Lithium Receives Plan of Operations and Reclamation Permit Approvals to Commence Drilling at TLC

VANCOUVER, British Columbia, January 11, 2022 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce that the Bureau of Land Management (“BLM”) and the Nevada Division of Environmental Protection (“NDEP”) have approved the Plan of Operations (”PO”) and Reclamation Plan for the next phases of development and exploration work at the Company’s Tonopah Lithium Claims Project (“TLC”) located near Tonopah, Nevada.

Highlights

  The PO authorizes construction of 110 drill sites on the TLC project, exclusive of TLC North, and the excavation of 5 test pits (see Figure 1 – TLC Exploration Plan of Operations Location Map, below);
    Public comments received during the consultation phase of the Environmental Assessment (“EA”) demonstrate broad public support for the Project;
    Enables extension / infill drilling of existing TLC deposit, targeting resource expansion / reclassification to further expand the current large, high-grade measured and indicated resource;
    Allows for all drilling and bulk sampling required for advanced metallurgical test work to enable company to move from maiden PEA into pre-feasibility / feasibility phase as quickly as possible;
    Approves additional exploration drilling across untested areas of the core TLC concessions;
  Continuation of the remaining 9 holes of the 15-hole Reverse Circulation (“RC”) exploration drill program at TLC North commenced in early December 2021, under a separate drill permit; and
  First 6 holes of this program encountered thick intersections of lithium bearing claystone, assay results are pending. Subject to results, the Company is contemplating expanding this drill program to facilitate establishing a maiden resource at TLC North.

The BLM and NDEP approvals follow the completion of an EA on the project that included a 30-day public comment process, and the NDEP’s review of the sufficiency of the reclamation bond amount. The BLM received several letters of support for the project from the public and Nye County during the public comment period for the Environmental Assessment. American Lithium has provided a US$ 1,415,666 reclamation bond to the BLM and NDEP, through its surety agent, Smith Manus. As such, all approvals are now in place to commence drilling.

Q & D Construction LLC has been contracted to provide a sonic core drill rig to complete the in-fill and resource extension drilling planned under the PO on the existing TLC deposit, as well as additional exploration drilling outside the existing TLC resource area. This drill will complement the existing reverse circulation drill presently conducting exploration drilling at TLC North (Crescent Dunes). Drilling at TLC will commence shortly.

Simon Clarke, CEO of American Lithium states, “We are extremely pleased to have the TLC Plan of Operations and Reclamation Permit approved and the finalization of our BLM and NDEP permits. We would like to thank our team and key advisors on the ground, and BLM and NDEP for their efforts throughout the process. This is a big step for the company and enables the launch of a major development program which we believe will provide all the data / results needed to move quickly from a robust, maiden PEA and into the pre-feasibility / feasibility phase on our core TLC Project.

We are also excited about the resource expansion and infill drilling program at TLC as well as continuing our successful exploration drilling program following up on the thick lithium claystone discovery at TLC North. While our primary goal remains delivering the PEA as quickly as possible, the potential to significantly expand our measured and indicated resource numbers would also add significant value to the Project and provide even stronger positioning for the move into feasibility.”

Winnemucca
Elko
Battle Mountain
Reno
Ely
Carson City
Tonopah
Las Vegas
4N 41E
4N 42E
3N 41E
3N 42E
Prospects
4WD
BATTLE MOUNTAIN DISTRICT OFFICE
Tonopah Field Office
1553 South Main Street
Tonopah, Nevada 89049
No warranty is made by the Bureau of Land Management as to the accuracy, reliability, or completeness of these data for individual use or aggregate use with other data. Original data were compiled from various sources. This information may not meet National Map Accuracy Standards. This product was developed through digital means and may be updated without notification.

Explanation

- Project Area (5,161 acres)
- Existing Road
- Access Road
- Pre-1981 Roads

Proposed Activities

- Drill Sites (110)
- VWP Wells
- Groundwater Monitoring Wells
- Constructed Roads (6,223 feet)
- Overland Travel (76,865 feet)
- Bulk Sample Test Pits (5)
- Stockpiles (5)
- Staging Areas (3)
- Laydown Area (1)

0 0.5 1 Miles

N

BUREAU OF LAND MANAGEMENT

TLC EXPLORATION PROJECT

Locations of Proposed Activities within the Project Area

Figure 2.1.1

11/02/2021

Figure 1 – TLC Exploration Plan of Operations Location Map

Qualified Person
Mr. Ted O’Connor, P.Geo., a director of American Lithium, and a Qualified Person, as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.